Ruth’s Hospitality Group, Inc.

500 International Parkway, Suite 100

Heathrow, FL 32746

(407) 333-7440 Main (407) 333-7442 Fax

June 9, 2009

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Ruth’s Hospitality Group, Inc.

Form 10-K for the fiscal year ended December 28, 2008 filed on March 13, 2009

File No. 000-51485

Dear Ms. Cvrkel:

On behalf of Ruth’s Hospitality Group, Inc. (the “Company”), this letter responds to the letter, dated June 2, 2009 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) to Robert M. Vincent, the Company’s Executive Vice-President and Chief Financial Officer, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses (which are presented in italics), and correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the fiscal year ended December 28, 2008

Note 10. Acquisitions, page F-19

1.	We note in your disclosure that you used the relief-from-royalty method to estimate the fair value of the Mitchell’s trademarks. Please provide us with additional details regarding the assumptions used in your impairment analysis performed on December 28, 2008, such as the amounts of the revenue growth rate, market royalty rate and discount rate. Also, as part of your response, please explain in further detail the basis or rational for selecting the various assumptions used in preparing your impairment analysis, and where applicable, explain how any assumptions used have compared with results experienced since you completed the Mitchell’s acquisition.

United States Securities and Exchange Commission

June 9, 2009

The Company used the following assumptions in its relief-from-royalty method to estimate the fair value and resulting impairment of the Mitchell’s trademarks as of December 28, 2008.

Trademark	Annual revenue growth rate	Royalty rate	Discount rate
Mitchell’s Fish Market	9%	2.0%	19%
Columbus Fish Market	2%	2.0%	17%
Mitchell’s Steakhouse	2%	1.5%	17%
Cameron’s Steakhouse	2%	1.5%	17%

The Mitchell’s Fish Market revenue growth rate assumption was based on both the planned increase in number of restaurants, as well as a 2% annual increase in revenue for all units. The Columbus Fish Market, Mitchell’s Steakhouse and Cameron’s Steakhouse revenue growth rate of 2% was based only on the per year increase in revenue of existing units. The market royalty rates used were based on the Company’s analysis of restaurant industry franchise royalty rates, the recognition and reputation of the trademarks and the relative profitability of each restaurant type. The discount rate used for the trademark valuations was estimated by allocating the Company’s weighted average cost of capital to its tangible and intangible assets. For the Mitchell’s Fish Market trademark, a higher discount rate was used based on the risk associated with the future increase in restaurant units.

The market royalty rates and discount rates used were consistent with those used in assigning fair values to these trademarks upon acquisition in the first quarter of 2008. As reported in the Company’s February 27, 2009 press release, fourth quarter 2008 combined average weekly sales at Mitchell’s restaurants were $67.9 thousand compared to $80.8 thousand in the fourth quarter of 2007. This reduction in existing unit revenues and near term decrease in planned Mitchell’s Fish Market restaurant development led to the reduced estimated revenue growth assumptions used in the December 28, 2008 impairment calculation compared to those used in calculating the fair value of trademarks at acquisition.

*    *    *    *

United States Securities and Exchange Commission

June 9, 2009

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (407) 333-7440.

Sincerely,

/s/ Robert M. Vincent
Robert M. Vincent
Executive Vice-President and Chief Financial Officer